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                               April 7, 2023

       Christopher Schaber, Ph.D.
       President and Chief Executive Officer
       Soligenix, Inc.
       29 Emmons Drive, Suite B-10
       Princeton, New Jersey 08540

                                                        Re: Soligenix, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed March 31,
2023
                                                            File No. 333-271049

       Dear Christopher Schaber:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Cover Page

   1. We note your disclosure on page 27 that the Common Warrants are exercisable upon issuance. Please revise
the heading on the prospectus cover page to reflect that you are also registering the
shares of Common Stock underlying the Common Warrants.
   2. Please revise your disclosure to include all of the information that is required by Item
                                                        501(b)(8)(iii) of
Regulation S-K, including (i) the date that the offering will end, (ii) any minimum purchase
requirements and (iii) any arrangements to place the funds in escrow.
                                                        If you have not made
these arrangements, please state this fact and describe the effect on investors.
Additionally, we note your disclosure that delivery of the shares of common stock, pre-funded
warrants or common warrants is expected to be made on or about a certain date. Please
disclose whether this offering will end in a single closing.
 Christopher Schaber, Ph.D.
Soligenix, Inc.
April 7, 2023
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Dillon Hagius at 202-551-7967 or Alan Campbell at 202-551-4224 with any other questions.



                                                           Sincerely,
FirstName LastNameChristopher Schaber, Ph.D.
                                                           Division of
Corporation Finance
Comapany NameSoligenix, Inc.
                                                           Office of Life
Sciences
April 7, 2023 Page 2
cc:       Driscoll R. Ugarte
FirstName LastName